SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement regarding Estimated Growth in Profit for 2016 Annual Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 20, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Announcement Regarding Estimated Growth in Profit for

2016 Annual Results

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2016 to 31 December 2016.

(2)	Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company and its subsidiaries (the “Group”) are expected to record a 78%-88% growth of the net profit attributable to equity shareholders of the Company for the year ended 31 December 2016 over the same period of last year (i.e. RMB 5.778 billion-RMB 6.102 billion). Specific financial figures will be disclosed in the 2016 Annual Report of the Company.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	3,245,849
Basic earnings per share (RMB per share)	0.301

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3.	Major reasons for expected growth in the results for the period

Major reasons for substantial growth in the annual results of the Group in 2016 compared to the corresponding period of the previous year are:

1. In 2016, throughout the year, average prices of the Company’s products decreased to a much lesser extent compared with the prices of the raw materials, which led to the increase in gross profit of the Company’s products.

2. Shanghai Secco Petrochemical Company Limited, the Company’s associate, recorded an increase in profit, hence increased the Company’s investment income. The financial expenses of the Company decreased as it had ample funds of its own.

3. The Group strengthened its internal management, continued to reduce cost and enhance efficiency. The initiatives showed good results.

4.	Other information

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the audited 2016 annual report to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Board of Directors, Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 January 2017

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